



09045115

January 6, 2009

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Michelin

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- *Horizons* - Michelin's Letter to its Shareholders - November 2008 issue.
- Communication dated December 8, 2008.
- Disclosure dated December 11, 2008.
- Press Information - November 3, 2008.
- Press Information - December 15, 2008.
- Press Information - December 22, 2008.
- Press Information - January 5, 2009.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

dw 1/14

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354

Horizons

MICHELIN'S LETTER TO ITS SHAREHOLDERS

ISSUE No 02
NOVEMBER 2008

TOPICAL REVIEW

Pages 4/5

EDITORIAL



Staying on course

Dear Shareholders,
The economic environment sharply worsened in the last few weeks, as the financial crisis finally contaminated the real economy.

Our company was not spared; most of the markets that it serves, except for the emerging countries of Asia and South America, have declined substantially. Note that the MICHELIN brand however strengthened its positions across world markets. The different trends recorded since early October point to a sharper deterioration of demand in most European and North American countries. Furthermore, raw material prices have recently been falling, but this change will only translate into a positive impact on Michelin's accounts from the second quarter 2009.

Beyond the problems generated by the current economic environment, you know that your Company is engaged in the Horizon 2010 Plan, designed to increase its competitive edge, its exposure to the high-growth markets and its drive to produce innovative and value-added differentiation. We had a recent opportunity to report on the Plan's progress. We would like to stress here that all of Michelin's teams are focused on this strategic drive that aims to strengthen Michelin as the leader of the world tire market. The first results already achieved are encouraging and enable us to confirm that we will deliver on our commitment made over two years ago.

The current situation is not very comfortable, but Michelin has always been managed with a long-term view. The progress achieved so far, combined with that to come, will allow us to emerge stronger from the current economic crisis.

Michel Rollier, Didier Miraton, Jean-Dominique Senard,
Managing Partners



MICHELIN
A better way forward

“We are on target to achieve our 2010 objectives”



Marc Henry,
Head of the Financial Affairs Department

Could you give us a status report on the Group's Competitiveness Plan?

One of the three pillars of Michelin's strategy to achieve its 2010 objectives is to improve competitiveness in order to address competition from the new tire industry players, particularly from Asia. At the end of 2006 we announced our ambition of achieving by 2010 some 1.5 to 1.7 billion euros worth of operating cost savings versus 2006. We recently reported that over the first 18 months of the plan (2007 and the first half 2008), the Group's cost savings already amounted to 500 million euros.

In what areas are you ahead of the roadmap and where is it harder to make headway?

Concerning the improvement of our industrial productivity (accounting for approximately half of our Competitiveness Plan), we have already made significant progress due to our drive to optimize our industrial plant and organization (increasing the average size of our sites) and achieve operational excellence.
The watchword for all of us is the "Michelin's Manufacturing Way", aimed at making each one of our plants a benchmark in terms of productivity through systematic sharing and application of the best demonstrated practices.

In the area of raw material purchases, ramp up was slower, as it involves a major change in the way we design our products: as a responsible social actor, Michelin is looking for more raw material-efficient solutions that consistently deliver more customer benefits. This of course involves upstream design reviews. We are glad to report that the approach is working well, as witnessed by the launch of the MICHELIN ENERGY Saver passenger car and light truck tire range. In addition, we know that a considerable progress potential remains for us to tap in the future.

How do you view the second leg of the plan?

We are confident in Michelin's ability to complete its Horizon 2010 plan successfully.
Our teams are fully committed and hard at work. Things are not wrapped up yet, but we know that our strategy is our best protection against the strong headwinds against which we have to operate. Michelin will emerge even stronger from the crisis and poised to confirm its position as world tire industry leader.

Progress report on Michelin's Competitiveness Plan


EUR 500 m
Cost savings over the first 18 months of implementation of the Competitiveness Plan
EUR 500 m
EUR 164 m
EUR 223 m
EUR 113 m
At June end 2008
EUR 1 500/1 700 m
EUR 300/350 m
EUR 700/800 m
EUR 500/550 m
At end 2010
Overheads + Logistics
Industrial Costs
Material Costs
In just 18 months, Michelin recorded 500 million euros worth of overall gross cost savings (raw materials, industrial productivity, overheads, logistics and R&D expenses). Progress was faster in some areas than others. The process will gather pace, so enabling the Group to achieve its EUR 1.5 to 1.7 billion cost savings target by the end of 2010 versus 2006.
+2.3
operating margin points
Impact of the savings on first-half 2008 operating profit
H1 2008 / H1 2007
In EUR million
as a % of net sales
861
H1 2007
Operating income before non-recurring items
+ 180
Price mix
+ 86
Volumes
Productivity net of inflation
+ 16
Savings + 93
Inflation - 77
- 35
Depreciation
- 66
Change
External costs
- 334
Savings + 100
Inflation - 434
-153
708
- 17.8%
H1 2008
Operating income before non-recurring items
The savings achieved during the first half have significantly offset the high inflationary pressures weighing on Michelin's P&L (raw materials, energy and transportation costs). Some 200 million euros were saved year-on-year, while cost inflation amounted to nearly 500 million euros! Without the plan's achievements, the Group's operating margin would have been 2.3 points lower than the 8.6% operating margin published at the end of July.



From left to right: Dominique Guilbaud and Jean-Pierre Radet check overheated water supply systems

Plant energy management, **an expert's job**

Plant boiler management: new stakes and changing practices. Boiler management has shifted from mere energy supply to efficient energy utilization. Interview with Jean-Luc Faugeron, La Roche-sur-Yon (France) boiler plant manager. His position: Energy Sector Manager.

"Keeping one's energy consumption down to the minimum for the plant's proper operation is an integral part of Michelin's Manufacturing Way strategy, notes Michel Dugourd, head of the MMW approach Energy plank. *This is a new aspect of the Boiler plant manager's mission."* Plants have now appointed Energy experts to perform this role. With support from their respective teams, the latter not only ensure plants dispose of proper fluid supplies, they also guarantee optimum adequation of energy consumption and production. In addition, they play a watchdog role, warning their 'customers' of any performance gaps. They are familiar with production means structure and expected consumption and monitor the energy/production ratio on a daily basis. *"We know the production process as well as the ratios per ton produced. For instance, we know steam consumption per Truck tire produced. And we pinpoint any gap. A water leakage will be detected because it's a nuisance; but air leakage could go unnoticed. Yet, it costs money",* Jean-Luc Faugeron, Energy Sector Manager at the La Roche-sur-Yon plant, explains. An Energy review is therefore necessary. This involves detailed analysis of site fluid networks. On this basis, one is able to assess the potential for energy efficiency gain.

Then all stakeholders have to be consulted. *"Reducing wastage is a matter for everybody,* Jean-Luc goes on. *Consumers must amend their habits. And, of course, always act according to good sense."* Jean-Luc Faugeron's expertise, which he developed at his site, is now widely shared within the Group. He is one of the two Energy experts for France. He applies his La Roche-sur-Yon experience to his colleagues' assessments of their respective plants, advising them on how they can optimize their energy bill. An international



Jean-Luc Faugeron,
Boiler plant manager and Energy expert.

energy expert network has been set up using Michelin Manufacturing Way standards. It includes ten local contacts, in charge of implementing best practices.

As energy is becoming an increasingly scarce and expensive resource, Michelin strives to save it in both its products and its plants.

Central and Eastern Europe

Key figures

CENTRAL AND EASTERN EUROPE

Michelin to tap growth opportunities

Michelin invested massively in the Polish-based plant of Olsztyn, now one of the Group's largest manufacturing units

Accelerating its expansion in the higher-growth markets is one of the three pillars of Michelin's strategy to achieve its 2010 objectives. Central and Eastern Europe, a vast and complex region covering 23 countries, represents a huge market potential. For a number of years, Michelin has been developing its commercial and industrial footprint in the region.

The countries of Central and Eastern Europe make up the highest-growth region after Asia. Russia, Poland, Hungary, Romania, Croatia, Lettonia, Slovenia... to name but those, are all booming countries. And, as we know, these countries' economic progress goes hand-in-hand with increased mobility. This is true across tire segments: Passenger Car and Light Truck, Truck and Bus, Agricultural, Earthmover, Two-wheel.

Booming markets

Central and Eastern Europe therefore represent a major opportunity for the Group. The 23 countries of the region together account for 350 million inhabitants. They currently account for 25% of Europe's passenger car and light truck replacement tire market and 47% of its Truck tire market. The region's automobile production jumped from 3 million vehicles in 2000 to more than 5 million in 2008. By 2010, the local Passenger Car-Light Truck replacement market is expected to grow by more than 15%. Original equipment demand, for its part, is slated to shoot up by 90%! Concerning the truck tire market, this should post some 50% growth over the period.

In the Specialty tire segment too, markets are very buoyant. Turning to agricultural tires, Eastern Europe enjoys very rich soil. Fifty percent of Ukraine's territory, for example, is arable land. In Russia, farm land accounts for some 76 million hectares. The region's weight in world agriculture is growing, especially in the extensive cultivation segment.
In the earthmover tire segment, the markets of Central and Eastern Europe will be the most dynamic in the years to come. This business will be driven by infrastructure spending and by booming mining operations... The region is therefore highly supportive for Michelin in terms of both sales and market share gain potential. Also in the two wheeler tire segment, markets are posting 20% plus growth each year.

23 countries **19** languages **346** million inhabitants

23 currencies **9** time zones **160** vehicles per 1,000 inhabitants

GDP GROWTH
5 - 11% in 2006

GDP PER CAPITA
USD 3,500 to **15,200**



"The MICHELIN brand's clout in the region is a major opportunity to tap the region's considerable growth potential."

Jean-Claude Pats
Head of Passenger Car and Light Truck Replacement tire sales for Europe
At the Shareholders' Meeting held in Paris



A powerhouse market for the Group

Against this background, Michelin is stepping up its expansion in the region. And this is all the more relevant as Michelin is very well placed to serve these markets. The Group's brand positioning and product offering are tailored to address the specific challenges arising from the region's unprecedented growth: issues like driver safety, fuel efficiency and tire service life.

The Group's objective is two-fold: firstly, increase its share of sales in the high-growth countries. To this end, Michelin can leverage a number of key assets like the Euromaster, TyrePlus and Euro Tyre distribution networks. Secondly, rebalance industrial footprint to better match sales in order to produce tires in the regions where they sell most. Accordingly, the Group recently launched capacity expansion projects in the region.

In order to secure a leadership position in these high-growth markets, Michelin has to keep increasing the share of its volumes produced in Central and Eastern Europe. In support of this growth two complementary types of investment are required: financial and know-how.

90%

The region's estimated original equipment market growth rate by 2010



In the next few years, Russia will become Europe's largest market, ahead of Germany. Michelin's Russian plant was commissioned in Davydovo in 2004.

Michelin in **Central** and **Eastern Europe**

- **Plants**
  - Olsztyn (Poland)
  - Davydovo (Russia)
  - Nyiregyhaza (Hungary)
  - Budapest (Hungary)
  - Victoria (Romania)
  - Zalau (Romania)
  - Pirot (Serbia)
- **Trading agencies**
  - Warsaw (Poland)
  - Budapest (Hungary)
  - Bucarest (Romania)
  - Moscow (Russia)
- **Headcount: 11,300**


MICHELIN
Une meilleure façon d'avancer
Réunion
Actionnaires
Paris 2008

THE SHAREHOLDERS MEETING HELD IN PARIS

Meeting our **Shareholders**

For a number of years, Michelin has been developing close ties with its French individual shareholders through regular tours of towns across the country, including Paris, where a meeting is held each year.

The last meeting was held by all three Managing Partners at the 'Grande Arche' building of la Défense on October 16, and a thousand or so Shareholders attended. It was chaired by financial French journalist Jacques Lenoir.

The meeting opened with a presentation by Mr Jean-Claude Pats (Head of the Passenger Car and Light Truck Replacement Marketing department for Europe), on Michelin's industrial and commercial footprint in Eastern and Central Europe. He stressed that the region represents a huge growth opportunity for Michelin due to its booming markets and is accordingly one of its main growth drivers.

Mrs Claire Dorland Clauzel, Head of Communication and Brands, staged an interactive interview on the theme of energy efficient tires and she highlighted Michelin's trail blazing innovations in this field. The Shareholders benefited from a live broadcast from the Paris Auto Show, demonstrating the benefits of the MICHELIN ENERGY™ Saver tires.

Mr Rollier, Managing Partner, then reported on implementation of Michelin's "Horizon 2010" strategic plan, with special focus on the Group's Competitiveness plan (see page 2). Returning to the Group's shorter term prospects, he stated that he was confident in Michelin's ability to weather the financial and economic crisis.
Please download the full video from our website: www.michelin.com/actionnaires

To conclude, the Managing Partners interacted with the Shareholders and answered their different questions on product and service innovations and Michelin's dividend pay-out policy.

EARTHMOVER

Michelin signed an innovative service contract



On July 10th, 2008 Michelin signed a three-year contract with China Coal Pingshuo to supply and maintain the 63 inches giant tires used in China's largest coal mine. Michelin was the first tire manufacturer to sell this type of tire in China. In addition, in May 2008, China Coal Pingshuo elected Michelin its Best Supplier out of 162 other vendors.

INTERNATIONAL

Welcome to Hong Kong and Macao



The MICHELIN guide is making further headway in Asia.
In December 2008, the first MICHELIN Guide on Hong Kong and Macao will be published in Chinese and English. Both towns respectively attracted some 30 million visitors last year, which makes them world-class business and tourist destinations.

EMPLOYEE SHAREHOLDER PLAN

BIB'Action 2008 the third Employee Shareholder Plan

**55.98% of Group employees in 55 countries across the 5 continents applied for shares under the third Employee Shareholder Plan proposed by the Managing Partners this year.
In spite of the volatile economic and stock market environment, this high take up rate testifies to its employees confidence in Michelin's strength and mid-term growth prospects.**

J.D. POWER

Michelin, original equipment champion

For the 11th time, Michelin topped J.D. Power and Associates' original equipment customer satisfaction survey for passenger car and light truck tires in the U.S. This year, Michelin scored 38 points above the industry average in each survey segment. Michelin was ranked first in each of the four segments covered: luxury/sport, pick-up/full-size van, mass market/non-luxury sport, SUV.

TIRE BUSINESS

Michelin Back to World No1 Position

The American magazine *Tire Business* published the new tire manufacturers' ranking based on their 2007 sales. Michelin resumed its leadership position, with Bridgestone in second place. This is mainly due to the fact that half of Michelin's operations are in Europe, a region where the euro was strong in 2007.

The ranking confirmed that Asian manufacturers continue to gain market share! They are still significantly growing in their regional markets but are also increasing their footprint durably in the North American market and are beginning to penetrate Europe.



- Michelin: 17.1%
- Bridgestone: 16.9%
- Goodyear: 14.9%
- Continental: 5.9%
- Pirelli: 4.5%
- Sumitomo: 3.2%
- Yokohama: 2.9%
- Hankook: 2.7%
- Cooper: 2.3%
- Kumho: 2.1%
- Toyo: 1.7%
- Cheng Shin: 1.7%
- GITI Tire: 1.4%
- Triangle: 1.0%
- Others: 21.7%

AGRICULTURAL

The MICHELIN OmniBib Tire to Optimize Farm Productivity



In September, the Group launched the MICHELIN OmniBib tire. The wide 70 series tire features a wider footprint and therefore delivers better traction and lower soil compaction. And, these benefits are now compatible with standard rims. This series is positioned in a very supportive market segment in which the Brand is determined to win market share.

Les pneus verts Michelin économisent du carburant

Estimations des économies réalisées depuis 1992 :

'TRES

Soit une réduction des émissions de CO_2 de :

MICHELIN GREEN TIRES

Already some 10 billion liters of fuel saved

More than 10 billion liters of fuel were saved and more than 25 million tons of CO_2 emission were avoided thanks to the MICHELIN green tires sold since 1992. The 600 million MICHELIN green tires sold worldwide over the last sixteen years save 43.9 liters of gas per second, corresponding to 109.14 kg of CO_2 emission avoided.



AUTOSHOW

Michelin at the Paris **Motor Show**

Michelin attended the Paris Motor Show which was held from October 4 - 19 in Paris (France). On this occasion, two innovations were unveiled: the MICHELIN ENERGY™ Saver tire and the 'intelligent' MICHELIN Active Wheel. With MICHELIN Active Wheel, for the first time, each wheel integrates not only a tire and braking system, but also and more importantly, an electric drive motor and a suspension motor. MICHELIN Active Wheel was mounted on the two electric vehicles presented for the first time at the Motor Show: the Venturi Volage and the Heuliez Will.

MICHELIN'S WEBSITE

Visit our new **"Shareholder section"**

To facilitate access to the **"Shareholder section"**, updated each week, a new, single address is at your disposal:
www.michelin.com/shareholders
You are just one click away from a host of practical information available from the home page, including your Michelin contacts and the on-line stock exchange price.
The site's user-friendly organization supports easy consultation of the different sections:

- Annual Shareholders' Meeting
- Dividend pay out
- Shareholder's Guide
- Letters to Shareholders
- Shareholder Meetings
- Agenda
- Shareholder Consultative Committee
- Being a Michelin Shareholder
- Tax matters
- Employee Shareholders
- Glossary
- Shareholder's Kit



This features, in particular:

- **Clear tax information** (dividends, VAT, capital gains, PEA, ISF);
- **All of the shareholder documentation** in digital format, presented in the 'Shareholder kit';
- **Our venues in the French regions;**
- **Videos of the Group's highlights**: the full proceedings of the Annual Shareholders Meeting and a summary of all presentations, the Managing Partners' address at the Paris Shareholders Meeting and more.

A link between Michelin and its Shareholders, exhaustive and information-packed to know everything about Group developments... We look forward to receiving your visit soon at Michelin's **"Shareholder section"**.

Agenda

Forthcoming financial communications

- **February 13, 2009**
  Full-year 2008 results
- **April 23, 2009**
  First Quarter Net Sales
- **May 15, 2009**
  Annual Shareholders' Meeting at Clermont-Ferrand

Forthcoming Meetings with Shareholders in France

Michelin will organize Shareholder meetings across France in 2009.

The venues will be posted shortly on our website.


Lille
Amiens
Rouen
Strasbourg
Caen
Paris
Nancy
Rennes
Orléans
Dijon
Nantes
Tours
Annecy
Clermont-Ferrand
La Rochelle
Lyon
Bordeaux
Grenoble
Toulouse
Montpellier
Nice
Marseille
Biarritz
From 2004 to 2006
2007
2008
2009

MICHELIN SHARE PRICE CHANGE
(base 100 December 31, 2002)


350
300
250
200
150
100
50
2003
2004
2005
2006
2007
2008
Michelin
CAC 40

MICHELIN'S FACTSHEET

End September 2008 key figures
ISIN Code FR0000121261
Number of shares 144,991,332
Closing rate € 45.45
Change since 01/01/2008 - 45.57%
Market capitalization EUR 6.6 bn

Breakdown of Capital

- Personnel 2.3%
- Individual Shareholders 12.55%
- Resident Institutionals 23.15%
- Non-resident Institutionals 62.00%

A team at your service

Individual Shareholder Relations Department
Headed by: Jacques Engasser
Toll free number (France only): 0 800 000 222
Phone: + 33 (0) 4 73 98 59 00
Fax: + 33 (0) 4 73 98 59 04
Email address: actionnaires-individuels@fr.michelin.com
Head office: Compagnie Générale des Établissements Michelin
12 cours Sablon
63040 Clermont-Ferrand
Cedex 9 - France

Clermont-Ferrand, December 8th, 2008

Compliance with AFEP/MEDEF recommendations on the compensation of executive directors of listed companies

At its meeting of December 5, 2008, Michelin's Supervisory Board was apprised of AFEP-MEDEF's recommendations of October 6, 2008 on the compensation of executive directors of companies listed on a regulated market.

Michelin's Supervisory Board believes that these recommendations are in line with Michelin's corporate government practices.

Accordingly, pursuant to the law of July 3, 2008 implementing the Community directive 2006/46/CE dated June 14, 2006, the AFEP-MEDEF code integrating this amendment is going to be the code of reference for the purposes of preparing the report provided for in article L. 226-10-1 of the commercial code for the current financial year and thereafter.


MICHELIN
Une meilleure façon d'avancer


MICHELIN
A better way forward

December 11th, 2008

Disclosure of the total number of voting rights and of the number of shares making up the Company's capital as at November 30th, 2008

(articles L.233-8 of the French Commercial Code and 223-16 of the General Reglementation of the Autorité des Marchés Financiers)

Company declaring	COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
Number of shares making up the capital	144,996,932
Total number of voting rights	185,941,472

Name of the issuer:
COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
Partnership Limited by Shares *(commandite par actions)*
having a capital of EUR 289,982,664
Registered in the CLERMONT-FERRAND Trade and companies register under number 855 200 887
Head office: 12, cours Sablon - 63000 CLERMONT-FERRAND, FRANCE

SEC File #82-3354

PRESS INFORMATION

MICHELIN NORTH AMERICA ANNOUNCES PRICE INCREASE FOR AGRICULTURAL TIRES

GREENVILLE, S.C. (Nov. 3, 2008) – Michelin North America is increasing prices by an average of 11 percent on MICHELIN® and Kléber® brand Agricultural and Compact Line tires and tubes sold in the United States and Canada, effective Dec. 1, 2008.

Dedicated to the improvement of sustainable mobility, Michelin designs, manufactures and sells tires for every type of vehicle, including airplanes, automobiles, bicycles, earthmovers, farm equipment, heavy-duty trucks, motorcycles and the space shuttle. The company also publishes travel guides, hotel and restaurant guides, maps and road atlases. Headquartered in Greenville, S.C., Michelin North America (www.michelin-us.com) employs more than 22,300 and operates 19 major manufacturing plants in 17 locations.


MICHELIN
A better way forward

PRESS INFORMATION

Paris, December 15, 2008

Michelin communicates its restructuring costs in connection with pursuit of its strategy of modernizing and reorganizing its operations in Italy.

On October 28, 2008 Michelin presented a plan intended to make its operations in Italy more competitive.

The Group is now in a position to communicate on the related restructuring costs which are expected to amount to EUR 80 million approximately. This includes project severance and plant and equipment depreciation costs as well as those in connection with the necessary reindustrialization of the Stura site and the revitalization of the employment area of Turin. These non-recurring charges will be fully allocated to Group accounts for fiscal 2008.


MICHELIN
A better way forward

PRESS INFORMATION

Impact of the decline in tire markets

(*Clermont-Ferrand – December 22, 2008*) – November saw a sharper month-on-month decline in demand for tires in all European, North American, Asian and South American markets.

In response to this situation, Michelin has cut back significantly on operations in most of its plants worldwide.

This decision, stemming from the current economic environment, will lead to exceptional costs due to under-utilization of capacity, which will amount to nearly 150 million euros in the fourth-quarter accounts.

In this way, Michelin is taking the necessary steps to effectively manage inventories and maintain its flexibility moving into 2009.


MICHELIN
A better way forward

PRESS INFORMATION

MICHELIN NORTH AMERICA (CANADA) ANNOUNCES PRICE INCREASE ON COMMERCIAL TRUCK TIRES

Laval, Quebec (Jan. 5, 2009) – For the first time in three years, Michelin North America (Canada) will increases prices by up to 5 per cent on Michelin® truck tires and by up to 6 per cent on BFGoodrich® commercial truck replacement tires sold in Canada. This price increase will be effective on all shipments scheduled on or after Feb. 1, 2009.

Dedicated to the improvement of sustainable mobility, Michelin designs, manufactures and sells tires for every type of vehicle, including airplanes, automobiles, bicycles, earthmovers, farm equipment, heavy-duty trucks, motorcycles and the space shuttle. The company also publishes travel guides, hotel and restaurant guides, maps and road atlases. Headquartered in Laval, Quebec, Michelin North America (Canada) Inc. (www.michelin.ca) employs approximately 3,700 employees and operates three plants.


MICHELIN
A better way forward